Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and six months ended June 30, 2014 and 2013:

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands, except share and per share amounts	2014	2013	2014	2013
Net income	$16,861	$13,937	$44,829	$27,847
Basic weighted average shares	14,259,753	14,131,422	14,246,701	14,108,747
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	117,723	296,695	155,039	325,485

Diluted weighted average shares	14,377,476	14,428,117	14,401,740	14,434,232
Net income per common share:
Basic	$1.18	$0.99	$3.15	$1.97

Diluted	$1.17	$0.97	$3.11	$1.93

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